Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of the
SunEdison Retirement Savings Plan
Maryland Heights, Missouri

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-19159) of our report dated July 13, 2016, relating to the statements of net assets available for benefits of the SunEdison Retirement Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2015 and schedule of delinquent participant contributions for the year ended December 31, 2015, which report appears in the December 31, 2015 Annual Report on Form 11-K of the SunEdison Retirement Savings Plan.

/s/ Brown Smith Wallace, LLP

St. Louis, Missouri
July 13, 2016